Exhibit 3.14

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

Camber Corporation a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation by the unanimous written consent of its members dated June 26th, 2003, adopted the following resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of the Corporation:

RESOLVED: That the number of shares of Common Stock that the Corporation shall be authorized to issue be increased from 1,500,000 shares, $.01 par value per share, to 20,000,000 shares, $.01 par value per share; and that in order to effect said increase of shares, the officers of the Corporation and any of them acting singly be, and they hereby are, authorized and directed in the name and on behalf of the Corporation to prepare, execute and file with the Secretary of State of the State of Delaware and to pay the fee therefor, the Certificate of Amendment to the Corporation’s Certificate of Incorporation.

SECOND: That in lieu of a meeting and vote of stockholders, the sole stockholder has given written consent to said amendment in accordance with the provisions of section 228 of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of sections 242 and 228 of the General Corporation Law of the State of Delaware.

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:16 PM 08/07/2003
FILED 07:16 PM 08/07/2003
SRV 030518072 – 2058433 FILE

IN WITNESS WHEREOF, said Camber Corporation has caused this certificate to be signed by Walter Baston, its Chief Executive Officer, this 26 day of June, 2003.

Camber Corporation

By:	/s/ Walter Batson
Walter Batson
Its:	Chief Executive Officer